March 11, 2026

Kevin Knopp
Chief Executive Officer
908 Devices Inc.
44 3rd Avenue
Burlington, MA 01803

       Re: 908 Devices Inc.
           Registration Statement on Form S-3
           Filed March 09, 2026
           File No. 333-294130
Dear Kevin Knopp:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Trevor Bossi, Esq.